Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               September 25, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1040
                Zacks Indicator Defined Outcome Trust, Series 1
                       File Nos. 333-188046 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding amendment number 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1040, filed on September 4, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks Indicator Defined Outcome Trust, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please amend the last sentence so that it states that the Trust will invest in common stocks.

     Response: The last sentence has been revised to state: "The trust will invest in common stocks, which may include the common stocks of U.S. and foreign companies that have small-, mid- and large-capitalizations."

Investment Summary -- Defined Outcome Trust

     2. In the second sentence, please change the word "once" to "if."

     Response: The disclosure has been revised as requested

     3. In the third sentence, please add the word "asset" after "net asset."

     Response: The disclosure has been revised as requested. In addition, this section has been revised to specify that the net proceeds from the liquidation of the Trust may differ from the amount calculated on the date the performance trigger is reached (the Performance Trigger Day") due to market conditions and because the trustee may be unable to liquidate the Trust's holdings at the same price used to calculate the net asset value on the Performance Trigger Day. Similar language has been added to the risk sections under the respective market risk disclosures.

Additional Revisions

     The "Investment Strategy - Final Trust Portfolio Construction Screen" section has been revised, however, the content has not been changed. Additionally, disclosures regarding the risks of being concentrated in the information technology sector have been added to both risk sections. Disclosures regarding the risks of investing in small-capitalization companies have been removed because the Trust does not invest in such securities. Disclosures regarding the risks of investing in companies headquartered or incorporated in emerging market countries have been added to the "Investment Risks" section.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren